UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40207

Waldencast plc

(Translation of Registrant’s name into English)

10 Bank Street, Suite 560

White Plains, New York, 10606

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

WALDENCAST PLC

On December 1, 2022, Waldencast plc (the “Company”) appointed American Stock & Trust Company, LLC (“AST”) as its new transfer agent, replacing Continental Stock Transfer & Trust Company (“CST”), effective as of December 1, 2022.

In connection with such appointment, the Company entered into the First Amendment to the Warrant Agreement (“Amendment No. 1 to the Warrant Agreement”), dated as of December 1, 2022, by and among the Company, AST, and CST, pursuant to which, AST replaced CST as the warrant agent.

The foregoing description of the Amendment No. 1 to the Warrant Agreement is not complete and is subject to, and qualified in its entirety, by reference to the Amendment No. 1 to the Warrant Agreement, a copy of which is attached hereto as Exhibit 4.1, and the terms of which are incorporated by reference herein.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
4.1	Amendment No. 1 to the Warrant Agreement, dated December 1, 2022, by and among the Company, Continental Stock Transfer & Trust Company, and American Stock & Trust Company, LLC, as warrant agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: December 5, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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